Exhibit 21.1
Significant Subsidiaries of Coupang, Inc.

Subsidiary	Jurisdiction
Coupang Global LLC	Delaware, USA
Coupang Corp.	Korea
Coupang Pay, Ltd.	Korea
Coupang Fulfillment Services Ltd.	Korea